

Mail Stop 4631

March 17, 2010

Via U.S. mail

Gary Burkinshaw
Chief Executive Officer
Shawcore Development Corp.
329 Manchester Road
Deepcar, Sheffield
England, S36 2RB

   RE: Shawcore Development Corp.
      Amendment No. 3 to Form S-1
      Filed March 4, 2010
      File No. 333-162461

Dear Mr. Burkinshaw:

  We have reviewed your filing and have the following comments.

Prospectus Cover Page

1. We note your response to comment four in our letter dated February 16, 2010, and your disclosure that "[t]he selling shareholders will offer shares of [y]our common stock at $0.07 per share regardless of whether…your shares are quoted on the OTC Bulletin Board." In a secondary offering, selling shareholders must be permitted to sell their shares at any price once a market develops for the subject securities. Therefore, please revise the disclosure throughout your prospectus to state that the selling shareholders will sell their shares at a fixed price unless and until your shares are quoted on the OTCBB.

Risk Factors, page 5

2. We note your response to comment three in our letter dated February 16, 2010, and reissue this comment. The disclosure under your risk factor headings entitled "If we do not obtain additional financing, our business will fail" appears to conflict. In particular, one discussion suggests that you require additional funding in order to begin operations, whereas the other discussion suggests that you have already commenced operations and that additional funding will only be required to continue your operations. We also note that your business description on page

17 states clearly that you "have not begun operations." Please revise your disclosure here and throughout your prospectus to accurately and consistently describe your current stage of development. Further, please consolidate the risk factors with the same headings on page five or revise the headings to more precisely reflect the different risks described under each heading.

Description of Business, page 17

Government Regulations, page 20

3. We note your response to comment five in our letter dated February 16, 2010. Please clarify whether you are required to obtain government approval or certification of your products before you begin selling and distributing them into the market. If so, please describe the applicable approval process, including your estimate of how long each step takes to complete, and identify your status within this process. See Item 101(h)(4)(viii) and (ix) of Regulation S-K. In addition, while we note that selling certified products may prevent negative impacts on your business, you should discuss any material effect on your business of being required to comply with existing or probable governmental regulations, including, for example, the cost of obtaining mandatory approval or certification of your products.

Security Ownership of Certain Beneficial Owners and Management, page 26

4. Please update your beneficial ownership table as of the most recent practicable date. See Item 403 of Regulation S-K.

Exhibits

5. Please include as an exhibit an updated consent from De Joya Griffith & Company, LLC.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Diane D. Dalmy, Esq. (via facsimile)